SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                           (AMENDMENT NO. ______) (1)

                          FiberNet Telecom Group, Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    315653402
                                    ---------
                                 (CUSIP Number)

                         Bruce Galloway and Gary Herman
             c/o Strategic Turnaround Equity Partners, L.P. (Cayman)
                          720 Fifth Avenue, 10th Floor
                            New York, New York 10019
                                 (212) 247-1339
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 12 , 2007
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |X|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------                                          -------------------
CUSIP No. 315653402                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, L.P.(Cayman)        98-0498777
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               416,249
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          416,249
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      416,249 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.66% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

(1) On the basis of 7,341,389 shares of Common Stock reported by the Company to be issued and outstanding as of May 15, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 315653402                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Galloway Capital Management LLC           90-0000838
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               416,249
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          416,249
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      416,249 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.66% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) On the basis of 7,341,389 shares of Common Stock reported by the Company to be issued and outstanding as of May 15, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 315653402                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary L. Herman                            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 6,000 (1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               416,249
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            6,000 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          416,249
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      422,249 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.75% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) On the basis of 7,341,389 shares of Common Stock reported by the Company to be issued and outstanding as of May 15, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 315653402                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway                            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 133,609 (1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               416,249
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            133,609 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          416,249
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      549,858 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.48% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) This includes 27,982 shares of common stock held by Mr. Galloway, 2,400 shares of common stock held by Mr. Galloway through the Bruce Galloway, IRA, 1,600 shares of common stock owned by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, 8,800 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains full investment and voting discretion, and 92,827 shares of common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

(2) On the basis of 7,341,389 shares of Common Stock reported by the Company to be issued and outstanding as of May 15, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of FiberNet Telecom Group, Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 570 Lexington Avenue, New York, NY 10022.

Item 2. Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the "Reporting Persons").

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity
Partners, L.P. (Cayman)            Cayman Islands limited partnership
                                   General Partner - Galloway Capital
                                   Management LLC

Galloway Capital Management LLC    Delaware limited liability company
                                   Managing Member - Gary L. Herman
                                   Managing Member - Bruce Galloway

Bruce Galloway                     Citizenship - United States
                                   Managing Member - Galloway Capital Management
                                                     LLC
                                   Managing Member - Strategic Turnaround Equity
                                                     Partners, L.P. (Cayman)

Gary L. Herman                     Citizenship - United States
                                   Managing Member - Galloway Capital Management
                                                     LLC
                                   Managing Member - Strategic Turnaround Equity
                                                     Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Mr. Galloway and his affiliates and Mr. Herman.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) made purchases and sells of Common Stock on the open market with its working capital:

----------------------------------------------------------------------
Date           Number of Shares Purchased           Price Per Share
----------------------------------------------------------------------
5/1/2007                         3500                        8.8743
----------------------------------------------------------------------
5/7/2007                         7500                        8.6484
----------------------------------------------------------------------
5/9/2007                         7500                        8.7335
----------------------------------------------------------------------
5/11/2007                        6500                        7.6808
----------------------------------------------------------------------
5/17/2007                        4000                         7.29
----------------------------------------------------------------------
5/22/2007                        5500                        7.7291
----------------------------------------------------------------------
5/23/2007                        5200                        7.8877
----------------------------------------------------------------------
5/24/2007                        7100                        7.5262
----------------------------------------------------------------------
6/5/2007                         1800                         7.82
----------------------------------------------------------------------
6/6/2007                         5400                        7.868
----------------------------------------------------------------------
6/8/2007                         6500                        7.9326
----------------------------------------------------------------------
6/12/2007                       10000                        7.6801
----------------------------------------------------------------------

On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases and sells of Common Stock on the open market with his personal funds:

----------------------------------------------------------------------------------------------
Date          Number of Shares Purchased      Number of Shares Sold         Price Per Share
----------------------------------------------------------------------------------------------
4/17/2007                       1521                                              8.9796976
----------------------------------------------------------------------------------------------
4/20/2007                                                 200                      9.47885
----------------------------------------------------------------------------------------------
4/23/2007                                                 6500                    9.2121585
----------------------------------------------------------------------------------------------
4/24/2007                       3000                                                9.218
----------------------------------------------------------------------------------------------
4/25/2007                       2000                                               8.9687
----------------------------------------------------------------------------------------------
4/26/2007                       1000                                                9.137
----------------------------------------------------------------------------------------------
5/10/2007                       1000                                                8.07
----------------------------------------------------------------------------------------------
5/10/2007                                                 9000                     8.48747
----------------------------------------------------------------------------------------------
5/15/2007                       6000                                               7.2256
----------------------------------------------------------------------------------------------
5/30/2007                       6000                                               7.5954
----------------------------------------------------------------------------------------------
6/7/2007                        3482                                              7.8736014
----------------------------------------------------------------------------------------------
6/7/2007                        6600                                               7.8736
----------------------------------------------------------------------------------------------
6/11/2007                       4000                                               7.9682
----------------------------------------------------------------------------------------------
6/12/2007                                                 3600                    8.103175
----------------------------------------------------------------------------------------------

On the following date and at the following price per share, Gary Herman made a purchase of Common Stock on the open market with his personal funds:

----------------------------------------------------------------------

Date            Number of Shares Acquired           Price Per Share
----------------------------------------------------------------------
5/30/07                           4000                       7.5954
----------------------------------------------------------------------

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

On June 14, 2007, the Reporting Persons sent a letter to the Board of Directors asking the management of the Issuer to explore strategic alternatives to increase shareholder value. A copy of the letter is attached as Exhibit 1.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 416,249 shares of Common Stock, representing approximately 5.66% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2007. Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 416,249 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 416,249 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 416,249 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the total 27,982 shares of common stock directly held by Mr. Galloway, 2,400 are held by Mr. Galloway through the Bruce Galloway, IRA, 1,600 shares of common stock are owned by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, and 8,800 shares of common stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains full investment and voting discretion, and 92,827 shares of common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

Gary L. Herman directly beneficially owns 6,000 shares of common stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

See attached letter dated June 14, 2007 and incorporated as Exhibit A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Strategic Turnaround Equity Partners, L.P. (Cayman)

June 14, 2007               By: /s/ Gary Herman
                                ---------------
                            Name: Gary Herman
                            Title: Managing Member of Galloway Capital
                            Management LLC, the General Partner of Strategic
                            Turnaround Equity Partners, L.P. (Cayman)


                            Galloway Capital Management, LLC

June 14, 2007               By: /s/ Bruce Galloway
                                ------------------
                            Name: Bruce Galloway
                            Title: Managing Member


                            Gary L. Herman

June 14, 2007               /s/ Gary L. Herman
                            ------------------


                            Bruce Galloway

June 14, 2007               /s/ Bruce Galloway
                            ------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).